Filed pursuant to Rule 433
Registration No. 333-132662

Roadshow

Forward - looking statements:

Certain statements contained in this document may be
"forward-looking information" within the meaning of Section
27A of the Securities Act, and Section 21E of the Securities
Exchange Act of 1934, as amended. All statements other than
statements of historical fact are, or may be deemed to be,
forward-looking statements, including, without limitation
those concerning: AngloGold Ashanti's strategy to reduce its gold hedging position, including the extent and effect of
the reduction; the economic outlook for the gold mining
industry; expectations regarding gold prices, production,
costs and other operating results; growth prospects and
outlook of AngloGold Ashanti's operations, individually or
in the aggregate, including the completion and commencement
of commercial operations at AngloGold Ashanti's exploration
and production projects and the completion of acquisitions
and dispositions; AngloGold Ashanti's liquidity and capital
resources and expenditure; and the outcome and consequences
of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather
reflect AngloGold Ashanti's current expectations concerning
future results and events and generally may be identified by the use of forward-looking words or phrases such as
"believe", "aim", "expect", "anticipate", "intend",
"foresee", "forecast", "likely", "should", "planned", "may",
"estimated", "potential" or other similar words and phrases.
Similarly, statements that describe AngloGold Ashanti's
objectives, plans or goals are or may be forward-looking
statements. These forward-looking statements involve known
and unknown risks, uncertainties and other factors that may
cause the AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated
results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these
forward-looking statements are reasonable, no assurance can
be given that such expectations will prove to have been
correct. For a discussion of such risk factors, you should
refer to the annual report on Form 20-F for the year ended
31 December 2006, which was filed with the Securities and
Exchange Commission on 9 July 2007 and, when available, the
prospectus supplement describing the rights offering. These
factors are not necessarily all of the important factors
that could cause AngloGold Ashanti's actual results to
differ materially from those expressed in any
forward-looking statements. Other unknown or unpredictable
factors could also have material adverse effects on future
results.

Documentation:

You should note that the rights offering described herein is subject to approval by the issuer's shareholders at a
general meeting (the "GM"). The issuer will file with the US
Securities and Exchange Commission (the "SEC") a prospectus
supplement providing further details of the rights offering
described herein only following the approval of the
resolution relating to the rights offering at the GM.

The issuer has filed a registration statement (including a
prospectus) with the SEC for the offering to which this
communication relates.

Before you invest, you should read the prospectus in that
registration statement and other documents the issuer has
filed with the SEC for more complete information about the
issuer and this offering. You may get these documents for
free by visiting EDGAR on the SEC web site at www.sec.gov.
Alternatively, the issuer, any underwriter or any dealer
participating in the offering will arrange to send you the
prospectus if you request it by calling:
AngloGold Ashanti +27-11-637-6000

Update on current trading: Q1 2008 results

Delivering on commitments...

o    Improved safety performance, following introduction of
     "Safety is our First Value" campaign in November 2007,
     with a subsequent 80% decrease in fatality frequency
     rates.

o    Q1 production at 1.2Moz, 9% higher than guidance,
     following work undertaken in South Africa to manage the
     Eskom power situation.

o Q1 operating cost performance better than planned.

o    Production outlook for the year increased, with new
     range of 4.9Moz to 5.1Moz, up on prior guidance of
     4.8Moz to 5.0Moz.

o    Net delta hedge reduced from 10.39Moz in the previous
     quarter to 9.26Moz, notwithstanding higher gold price.

o La Colosa exploration discovery announced in Colombia.

                                     ...with more work to do.

Rights offer announcement

Offer intentions...

o    Subject to shareholder approval, the Company expects to
     announce an underwritten renounceable rights offer of
     approximately 1 for 4 shares representing 69.4m1
     ordinary shares or American depository shares of
     AngloGold Ashanti Limited

o    Intended capital raising of ZAR11.9bn (US$1.6bn)2

-    expected minimum rights offer price of ZAR172
         (US$22.74)2

o    Extraordinary General Meeting on Thursday, 22 May 2008

-    request for approval of shares to be offered under
         rights issue

                     ...requires shareholder approval at EGM.

Note:

1    Assuming exercise of 100% of the rights
2    Based on a R/US$ exchange rate of 7.5628

Transaction rationale

Building on our strategy...

Providing financial flexibility:

   ->Restructuring of gold hedge book

o    Reducing hedge position

o    Increasing exposure to spot price

   ->Continued funding of development projects and
   exploration initiatives

o    Targeting increasing level of production

                     ...delivering value to our shareholders.

Gold market environment

Strong fundamentals persist ...

Gold vs. $/(euro) exchange rate

Source: Datastream

Declining global mine production

Source: GFMS

Gold ETF holdings

Cost trends (senior producers)

Source: GFMS Mine Costs (2007)
Based on mine level data for the following senior
producers:
AngloGold Ashanti, Barrick, Newmont, Newcrest,
Goldfields, Goldcorp, Harmony, Kinross and Buenaventura
Breakeven Costs = Fully Allocated Costs + Sustaining Capex

       ...and numerous factors are supporting the gold price.

Hedge book

We have managed the hedge book...

Managing the Net Delta Hedge

Price Received vs. Average Spot Price

o    Continued to deliver into the maturing hedges, thereby
     reducing gold hedge position over time.

o    Total net delta hedge at 31 March 2008 was 9.26Moz.

o    Marked-to-market value of all hedge transactions is
     negative $4.78bn at 31 March 2008.

o    Net delta hedge represents 14% of reserves as at 31
     December 2007.

o    Received price for the 1st Quarter of 2008 at $755/oz,
     18% discount to the spot price.

      ...now looking to unlock more value for shareholders.

AngloGold Ashanti's strategy

Managing the Business

Optimizing the Portfolio

Growing the Business

AngloGold Ashanti overview

We are a global company...

Phanerozoic Au (Ag - Cu)

Precambrian Au

AGA projects (100% owned or management)

Joint ventures and/or strategic alliances

Share of AngloGold Ashanti's current gold production
                                (2007)

    ...with operations and projects across key gold producing
                                                    regions.

AngloGold Ashanti's strategy

Managing the Business

Optimizing the Portfolio

Growing the Business

A global business - Southern Africa

With operations in Southern Africa...

--------------------------------------------
                       2007 2007 Total
                       Production cash
                     (koz) costs ($/oz)
--------------------------------------------
Great Noligwa       483           404
Kopanang            418           306
Moab Khotsong1       67           672
Tau Lekoa           265           473
Surface Ops         125           304
Mponeng             587           264
Savuka               73           397
TauTona2            409           318
Navachab             80           475

Ore Reserves3 (Moz)

Note:
1 Attributable production at Moab Khotsong prior to
commercial production in 2006 capitalized against
pre-production costs 2 The yield of TauTona represents
underground operations 3 Southern Africa ore reserves as at
December 31

         ...continuing to provide a core production platform.

Power in South Africa

Power supply constraints were a challenge in Q1...

Efficiencies Achieved (GJ thousand)

o    The South African operations have reduced power
     consumption over the years by 17%.

o    Collaboration with Eskom (national provider),
     government and unions to minimize impact on operations.

o    South African operations initially constrained to 90
     percent power supply, and later increased to
     approximately 95% - 96.5%.

o    Power saving initiatives have been launched to mitigate
     impact on operations and move back towards full
     production.

--------------------------
 Total Energy Savings SA
   Mines (GJ/Month) 1
--------------------------
Electricity      17%
Fuels            17%
Coal             21%
Total            17%
--------------------------

Note:

1   Savings relative to 2004

.... we have managed the issue ... now producing at capacity using 95% power.

Safety in South Africa

We are creating new expectations around accountability
                                and performance...

LTIFR

per million hours worked

Fatality rate

per million hours worked

o    "Safety is Our First Value" campaign launched in
     collaboration with employees, unions and government on
     8 November 2007.

o    New focus on safety principles and standards,
     underpinned by leadership behaviours and improving
     compliance to operating standards.

o    80% reduction in fatality frequency rate achieved since
     8 November 2007.

o    Encouraging reduction in leading safety indicators in
     first quarter, historically always a difficult quarter
     due to build-up of production following year-end break.

o    Iduapriem achieved 5 million shifts without a lost time
     injury at 31 March 2008.

                        ...and early progress is encouraging.

A global business - Rest of Africa

Operations throughout Africa...

Note:

1  The minority shareholdings of the International Finance
   Corporation (10%) and Government of Ghana (5%) were
   acquired effective September 1, 2007 and Iduapriem is now
   wholly-owned by AngloGold Ashanti

------------------------------------------------------------
                      2007 Production (koz)   2007 Total
                                                  cash costs
                                                      ($/oz)
------------------------------------------------------------
Geita                          327                627
Morila (40%)                   180                333
Sadiola (38%)                  140                414
Yatela (40%)                   120                300
Siguiri (85%)                  280                471
Iduapriem                      167                497
Obuasi                         360                464
------------------------------------------------------------

Ore Reserves 1 (Moz)

Note:

1   Rest of Africa ore reserves as at December 31

                  ...with upside as we realise our potential.

Operation recovery plan - Obuasi

Obuasi remains a key area of focus...

Turnaround plan

o    Improve mine layout designs and associated
     development optimisation

o    Reducing ore loss and waste dilution, with potential
     for grade improvement

o    Key items for recovery identified--now developing
     schedules and optimisation timetable

   ->Potential for long life, high cash flow operation
     with relatively high grade endowment

Gold Production (k oz)

Total cash costs ($/oz)

Capital expenditure ($m)

* underground operation

    ...and a significant source of potential gold production.

Operation recovery plan - Geita

Significant potential remains at Geita...

Turnaround plan

o    Production improving following serious decline in
     production in 2006

o    Restructuring of operational leadership and tackling
     of HR issues

o    Growth prospects--advanced grade control drilling
     commenced at Star 1 Comet project. Adjacent Roberts
     project expected to begin mining in end 2008

o    Metallurgical test work continued during 2007 to
     identify processing route for refractory ores at
     Matandani Kukulumu which contains significant potential

Tanzania

Gold Production (k oz)

Total cash costs ($/oz)

Capital expenditure ($m)

            ...as we execute our plan to recover performance.

A global business - Americas

Operations in North and South America...

Argentina

USA

Brazil

------------------------------------------------------------
                         2007 Production   2007 Total cash
                              (koz) costs ($/oz)
------------------------------------------------------------
Cerro Vanguardia (92.5%)       204               260
Cripple Creek & Victor         282               269
Brasil Mineracao               317               246
Serra Grande (50%)              91               264

Ore Reserves 1 (Moz)

Note:

1   Americas ore reserves as at December 31

....with new upside potential.

Colombia

We have established a first mover advantage...

Barranquilla

Cartagena

Gramalote Project

Bucaramanga

Medellin

Colosa Project

Bogota

Ibague

Cali

COLOMBIA

Mocoa

o    Potential for major deposits exist in Colombia
     through land position of approximately 37,500 km(2)

o    Strategy is through a "3 level participation model"
     consisting of AngloGold Ashanti initiatives,
     exploration joint ventures with established players

o    JV partner B2Gold continues to explore and drill test
     targets within portfolio, with Gramalote (49% AGA
     owned) most advanced

o    Drilling at Colosa Project (100% AGA owned), where
     5,897m of diamond drilling has been completed on the
     main Porphyry

Stream Sediment Anomaly March 2006

Phase 2 Follow Up Sept 2006

Phase 3, First Drilling March 2007

Phase 4, Conceptual Study Drilling: +60 DDHs 18,000 m

....which we are turning to account.

A global business - Australia

Operations in Australia have performed well ...

------------------------------------------------------------
                      2007 Production     2007 Total cash
                           (koz)           costs ($/oz)
------------------------------------------------------------
Sunrise Dam (1)             600                 262
------------------------------------------------------------

Ore Reserves2 (Moz)

Note:

1   The yield of Sunrise Dam represents open-pit
                                operations

2   Australia ore reserves as at December 31

....where we are establishing new growth opportunities.

Boddington

Boddington has substantial gold and copper reserves...

Boddington

Operating review and growth prospects

o Boddington expansion project approval March 2006.

o    At year end, overall project progress ~ 65% complete,
     with emerging and procurement activities nearing
     completion.

o Construction of treatment plant ~ 32% complete.

o Achieved 4 million hours without lost time injury.

o Operating team currently being established.

o    Current mine life expected to exceed 20 years, with
     attributable life-of-mine gold production expected to
     exceed 5.7Moz.

------------------------------------------------------------
                                       2005    2006    2007
------------------------------------------------------------
Capital expenditure ($ million)          12     180     747
                                100
                                percent
Capital expenditure ($ million)           4      60     249
                                33.33
                                percent
Employees                                18      12      37
Outside contractors                      48      85     387
------------------------------------------------------------

....start-up remains on track for late 2008 / early 2009.

Tropicana

We are challenging accepted wisdom...

o    Tropicana JV project with AngloGold Ashanti (70%) and
     Independence Group (30%).

o    New geologic model for Au in high-grade metamorphic
     belts.

o    Mineralization of a potential new gold field
     identified.

o    AGA has very substantial land positions allowing for
     significant growth potential.

....and the approach is now bearing fruit.

Investment summary

Managing the Business

o    Safety

o    Production costs

o    Key assets

o    Revenues

Putting the right people in
place and building processes
to deliver on our commitments

AngloGold Ashanti's strategy

Managing the Business

Optimizing the Portfolio

Growing the Business

Asset portfolio

We are developing a clear view on how to create value...

Profile

o    Suitably large / potentially large to provide
     critical mass
o    Political, social, community and environmental risks
o    Complexity of operations and mining methods
o    Skills within the organization
o    Historical and potential future performance from a
     cash generation perspective

Grow

o    Does not require significant attention
o    Steady or increasing cashflow
o    Capital and operating costs understood
o    Significant resources and reserves

Sell

o    Does not fit the proposed profile
o    More value in other hands

Optimise

o    Fits profile
o    Does not have major underlying problems
o    Future benefit from optimising
o    Strong cash generation upside

Fix

o    Asset is significantly under-performing against
     potential
o    Operating and financial performance can be rectified

....following a full asset review.

Pathway to value

The pathway to value for mining operations must build
from the basics...

Scoping
Potential

Tropicana

Mongbwalu

La Colosa

++++

Operating Strategy
& Optimisation

Siguiri

Geita

Obuasi

Sadiola  Brazil AGAB
         Mineracao
         Cerro Vanguardia
         Serra Grande
         Navachab

Margin
Enhancement

Boddington

CC&V

South Africa Operations

Sunrise Dam

Iduapriem

Exploration        Orebody         Methods &
Operating       Planning &           Best

           Capability          Design
Parameters      Scheduling       Practices

Design/Operating Phase

              ...contributing significantly to the future
value growth of AngloGold Ashanti.

Investment summary

Optimizing the Portfolio

o        Asset review

o        Capital deployment

o        Pathway to value

Using a portfolio review and
capital deployment approach
to optimise value

AngloGold Ashanti's strategy

Managing the Business

Optimizing the Portfolio

Growing the Business

Exploration strategy

Investing in the future in key new frontier gold belts...

o Carrying out exploration with teams in Australia, Colombia, the
  DRC and China.

o Exploring with partners in Philippines (Red 5).

o Strategic alliance with local partner Polymetal to jointly explore, develop and acquire prospective projects in Russia.

o        2008 greenfields exploration spend is expected to be $105m.

Tropicana

o        70/30 JV with Independence Group

o        Potential for major deposit in high grade metamorphic belt

o        Prefeasibility study commencing May 2008

DRC (concession 40)

o        Resource delineation drilling continuing in Adidi-Kanga
         area (Mongbwalu), north-eastern DRC

o        Regional target generation underway, approx. 2,200 sq. km of high quality airborne geophysical data acquired to date

Colombia

AGA Projects

o        Target generation and exploration activities continue

Joint Ventures

o        B2Gold (ex-Bema Gold); Antofagasta (southern Colombia)
        ended Q4, 2007

....and the approach is now bearing fruit.

Exploration strategy

Significant ramp-up of the exploration program...

Greenfield drill meters

Drill meters (000s)

Ore Reserves

Ore reserves (Moz)

....is translating into an increasing reserve base.

Organic growth pipeline - approved projects

Advanced brownfield project pipeline...

Australia

Boddington

Construction and commissioning of expanded Boddington mine.

Estimated LOM ounces (k oz)1

2008 estimated capital spend1

Production
start

5,700

$392m

2008/9

South Africa

Mponeng Ventersdorp Contact Reef

Approved in February 2007 to exploit the VCR at Mponeng Mine located below 120 level.

2,500

$35m

2013

TauTona Carbon Leader Reef

Accessing the CLR reserves at TauTona below 120 level.

2,500

$17m

2009

Ghana

Obuasi
TSP Plant

Construction of a floatation circuit to enable treatment of lower grade underground sulphide ore, as well as low grade surface sulphide stockpiles and tailings.

702

$44m

2009

Iduapriem Plant Expansion

Additional and modification of metallurgical treatment and infrastructure to increase plant capacity, improve gold recovery and reduce operating expenditure.

117

$42m

2008

Note:

1   Attributable estimated production and capex

....across all regions of the portfolio.

Organic growth pipeline - select unapproved projects

Project pipeline remains robust...

Estimated LOM
ounces (k oz)

Production
start

South Africa

Mponeng Carbon Leader Reef

Exploit the Carbon Leader reef ore reserves of Mponeng.

7,400

2018

Moab Project Zaaiplats

Phase 2 of the development of Moab Khotsong to extend below
current level.

3,800

2014

Brazil

Corrego do Sitio

Exploring the potential sulphide ore resources of the
Corrego do Sitio
underground ore bodies.

1,400

2011

Lamego

Exploring the underground potential of the Lamego ore body.

450

2009

U.S.A

CC&V

Mine life extension project to include the development of new sources of ore and an  extension to the heap leach facility

1,400

2011/2

....with additional upside potential.

By-product reserves

Significant increase in by-product reserves...

2006
Reserves

2007
Reserves

Percentage
change

Uranium

Uranium

26mlbs

43mlbs

+ 65%

Silver

Silver

24.5Moz

31.0Moz

+ 27%

Copper

Copper

190kt

232kt

+ 22%

....contributing to the future of AngloGold Ashanti.

Investment summary

Growing the Business

o        Exploration

o        Reserves

o        Project pipeline

o        Value

Focused on growing ounces
and value in the business

Investment summary

Managing the Business

o        Safety

o        Production costs

o        Key assets

o        Revenues

Putting the right people in
place and building processes
to deliver on our commitments

Optimizing the Portfolio

o        Asset review

o        Capital deployment

o        Pathway to value

Using a portfolio review and
capital deployment approach
to optimise value

Growing the Business

o        Exploration

o        Reserves

o        Project pipeline

o        Value

Focused on growing ounces
and value in the business

ANGLOGOLD ASHANTI